Filed pursuant to Rule 433

Registration No. 333-141110

April 1, 2009

Pricing Term Sheet

Relating to Preliminary Prospectus Supplement Dated April 1, 2009 of

Plains Exploration & Production Company

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement referenced above. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, Morgan Stanley & Co. Incorporated or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 761-1937.

Issuer:		Plains Exploration & Production Company
Security Description:		Senior Notes
Distribution:		SEC Registered
Face:		$200,000,000
Gross Proceeds:		$185,938,000
Net Proceeds to Issuer (before expenses):		$181,500,000 (not including accrued interest from March 6, 2009)
Coupon:		10%
Maturity:		March 1, 2016
Offering Price:		92.969% (not including accrued interest from March 6, 2009)
Yield to Maturity:		11.5%
Spread to Treasury:		+931 basis points
Benchmark:		UST 2.625% due 2/29/2016
Ratings:		B1/BB
Interest Pay Dates:		March 1 and September 1
Beginning:		September 1, 2009
Equity Clawback:		Up to 35% at 110%
Until:		March 1, 2012
Optional redemption:		Makewhole call @ T+50 bps prior to March 1, 2013, then:
		On or after:	Price:

		March 1, 2013	105%
		March 1, 2014	102.5%
		March 1, 2015 and thereafter	100%
Change of control:		Put @ 101% of principal plus accrued interest
Trade Date:		April 1, 2009
Settlement Date:	(T+3)	April 6, 2009
CUSIP:		726505AG5
ISIN:		US726505AG51
Denominations:		2,000 x 1,000
Underwriter:		Morgan Stanley

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $181 million (not including accrued interest from March 6, 2009), after deducting the underwriting discount, OID and estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including future capital expenditures.

Capitalization

The following table sets forth our capitalization and cash balance as of December 31, 2008:

•	on a consolidated historical basis;

•

as adjusted to reflect our hedge monetization transactions and our use of the approximately $1.1 billion in net proceeds thereof to repay borrowings outstanding under our senior revolving credit facility;

•

as further adjusted to reflect our issuance and sale on March 6, 2009 of $365 million in aggregate principal amount of notes and the application of the net proceeds thereof to reduce indebtedness under our senior revolving credit facility and for general corporate purposes; and

•	as further adjusted to reflect the issuance and sale of the notes offered hereby and the application of the estimated net proceeds thereof as described above under “Use of proceeds.”

You should read our historical financial statements and notes that are incorporated by reference into the prospectus supplement.

	December 31, 2008

(Dollars in thousands)	Plains Historical		As Adjusted for Hedge Monetization		As Adjusted for the 2016 Notes		As Adjusted for the Additional 2016 Notes

Cash and cash equivalents	$311,875	(1)	$311,875	(2)	$436,948	(2)	$617,937	(2)

Long-term debt:
Senior revolving credit facility	1,305,000		205,000		—		—
7 3/4% senior notes due 2015	600,000		600,000		600,000		600,000
7% senior notes due 2017	500,000		500,000		500,000		500,000
7 5/8% senior notes due 2018	400,000		400,000		400,000		400,000
10% senior notes due 2016 (including the notes offered hereby)	—		—		365,000		565,000

Total Long-term debt	2,805,000		1,705,000		1,865,000		2,065,000

Total stockholders' equity	2,377,280		2,377,280		2,377,280		2,377,280

Total capitalization	$5,182,280		$4,082,280		$4,242,280		$4,442,280

(1)	As of March 30, 2009, our cash balance was approximately $180 million.

(2)	Includes $108 million paid in January for income taxes in connection with the December 2008 Property Transactions.

Pro forma ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges for the period indicated on a pro forma basis to give effect to (i) our issuance and sale of $365 million in principal amount of notes on March 6, 2009 and the application of the proceeds thereof to reduce indebtedness under our senior revolving credit facility and for general corporate purposes and (ii) the completion of this offering and the application of the estimated proceeds thereof in the manner described in “Use of proceeds” above.

(Dollars in thousands)	Pro forma year ended December 31, 2008
Pre-tax loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(1,204,948)
Fixed charges (see below)	253,146
Amortization of capitalized interest	2,486
Interest capitalized	(71,801)

Total adjusted earnings available for payment of fixed charges	$(1,021,117)

Fixed charges(a)
Interest expense	$167,536
Interest capitalized	71,801
Amortization of debt-related expenses	10,204
Rental expense representative of interest factor	3,605

Total fixed charges	$253,146

Ratio of earnings to fixed charges	(b)

(a)	There were no shares of preferred stock outstanding for the period presented.
(b)	Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $1,274 million.

Ranking

As of December 31, 2008, on an as adjusted basis after giving effect to (i) the hedge monetization and the use of approximately $1.1 billion in net proceeds thereof to repay borrowings outstanding under our senior revolving credit facility, (ii) our March 6, 2009 issuance and sale of $365 million of notes and the application of the net proceeds thereof to reduce indebtedness under our senior revolving credit facility and for general corporate purposes, and (iii) the issuance and sale of the notes and the application of the net proceeds thereof as set forth under “Use of proceeds” above, we would have had total indebtedness of approximately $2.1 billion (excluding approximately $1.0 million in outstanding letters of credit), none of which would have been secured, and we would have had approximately $1.3 billion in additional borrowing capacity under our senior revolving credit facility, which if borrowed would be secured debt effectively senior in right of payment to the notes to the extent of the value of the collateral securing that indebtedness.

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